U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

            Salzman                                         Jack
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   (Last)                            (First)              (Middle)

c/o MIM Corporation   100 Clearbrook Road
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                                    (Street)
Elmsford                             NY                     10523
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

July 22, 2002
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

MIM CORPORATION (MIMS)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
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Common Stock, $.0001 par value                  125,000                                         I (1)
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Common Stock, $.0001 par value                    5,000                                         I (2)
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Common Stock, $.0001 par value                    2,000                                         I (3)
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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Option                   07/22/03 (4) 07/22/12       Common                 20,000       $8.77           D
to purchase                                          Stock
Common Stock
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
Explanation of Responses:

(1) Shares are held by Kings Point Partners, L.P., a limited partnership of which Mr. Salzman is the general partner. Mr. Salzman disclaims beneficial ownership of these shares.

(2) Shares are held in a trading account at Salzman Capital Management. Mr. Salzman has a power of attorney with respect to this account and disclaims beneficial ownership of these shares.

(3) Shares are held by Salzman Capital Management Defined Benefit Plan, of which Mr. Salzman is the trustee. Mr. Salzman disclaims beneficial ownership of these shares.

(4) These options vest and become exercisable in three equal annual installments on the first three anniversaries of the date of grant (7/22/02).

/s/  Jack Salzman                                          July 31, 2002
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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